Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 04, 2025 (except for the effects of the restatement of the financial statement schedules disclosed in Notes 1 to Schedule I and Schedule II, and the effects of the subsequent events described in Note 24 to the consolidated financial statements as to which the date is June 03, 2025), in the Registration Statement (Form S-1 No. 333-286059) and related Prospectus of Ategrity Specialty Holdings LLC for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Tysons, Virginia

June 03, 2025